Exhibit 107 The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $62,500,000 (or up to $71,875,000 aggregate offering price if the underwriters’ overallotment option to purchase additional Notes is exercised in full).